Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Nine Months Ended September 30,
	2015	2014
Earnings:
Pre-tax income before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including loss on impairments of equity investments and amortization of excess cost of equity investments) per statements of income	$1,200	$2,228
Add:
Fixed charges	1,609	1,415
Amortization of capitalized interest	7	4
Distributions from equity investment earnings	289	294
Less:
Interest capitalized	(50)	(57)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	(247)
Income as adjusted	$3,055	$3,637

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,574	$1,384
Add:
Portion of rents representative of the interest factor	35	31
Fixed charges	$1,609	$1,415

Ratio of earnings to fixed charges	1.90	2.57